UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

    Information to be Included in Statements Filed Pursuant to Rule 240.13d-1(a) and Amendments Thereto Filed Pursuant to Rule 240.13d-2(a)

               Under the Securities Exchange Act of 1934
                           (Amendment No. 3)



                 General Employment Enterprises, Inc.
                 ------------------------------------
                            (Name of Issuer)

                     Common Stock, no par value
                 ------------------------------------
                    (Title of Class of Securities)

                      Common Stock, No Par Value
                    (Title of Class of Securities)


                                224051102
                              ------------
                             (CUSIP Number)


                          Michael K. Schroering
                    13425 Eastpoint Parkway, Suite 125
                         Louisville, KY  40223
                             502-253-4000
                         ---------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                           December 31, 2014
      (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box [ ].




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1.	 Names of Reporting Persons:

         Michael K. Schroering

2.       Check the appropriate box if a member of a group

	 (a) [X]    (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

	 Not applicable. See item 3 below.

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2 (e) /_/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person is a U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER     191,052

8.       SHARED VOTING POWER   3,347,410

9.       SOLE DISPOSITIVE POWER  191,052

10.      SHARED DISPOSITIVE POWER    3,347,410

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,538,462

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  13.7% (1)

14.	 TYPE OF REPORTING PERSON        IN


(1) Based on 25,899,675 shares outstanding as of September 30, 2014, as stated in General Employment Enterprises, Inc.'s Form 10-K for the year then ended.


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1.	 Names of Reporting Persons:

         LEED HR, LLC

2.       Check the appropriate box if a member of a group

	 (a) [X]    (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         Not applicable. See Item 3 below.

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2 (e) /_/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person is a Kentucky Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER

8.       SHARED VOTING POWER   3,347,410

9.       SOLE DISPOSITIVE POWER

10.      SHARED DISPOSITIVE POWER    3,347,410

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,538,462

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   13.7% (1)

14.	 TYPE OF REPORTING PERSON        OO


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Item 1.	Security and Issuer.

This statement relates to the common stock, no par value (the "Shares"),
of   General   Employment   Enterprises,   Inc.  ("GEE"),  an  Illinois
corporation, whose principal executive offices are located at 184 Shuman Blvd., Suite 420, Naperville, IL 60563.

Item 2.	Identity and Background.

LEED HR, LLC ("LEED") is a Kentucky limited liability company. LEED's principal business is to hold shares of GEE. LEED sole member and manager is Michael K. Schroering. The address of LEED's principal business and principal office is 13425 Eastpoint Centre Drive, Suite 125, Louisville, KY 40223. During the last five years, LEED has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be disclosed herein.

Michael K. Schroering is a U.S. citizen. His business address is 13425 Eastpoint Centre Drive, Suite 125, Louisville, KY 40223. Mr. Schroering is owner and President of The Schroering Company, a real estate services company located in Louisville, KY specializing in leasing, consulting and sales. The Schroering Company's address is 13425 Eastpoint Centre Drive, Suite 125, Louisville, KY 40223. During the last five years, Mr. Schroering has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be disclosed herein.

Item 3.	Source and Amount of Funds or Other Consideration.

LEED acquired 3,357,410 Shares from Big Red Investments Partnership Ltd.
("Big Red")  on  or  about  August  15, 2012.   As of January 15, 2015,
approximately $390,000 of the purchase price remains payable by LEED to Big Red. The remainder of the Shares beneficially owned by LEED and Mr. Schroering were acquired with the personal funds of Mr. Schroering.

Item 4.	Purpose of Transaction.

The Shares were initially acquired for investment purposes without the intent to effect any control over GEE. Subsequently, LEED and Mr. Schroering notified GEE of their intention to nominate a slate of directors to the GEE's Board of Directors. Thereafter, LEED and Mr. Schroering rescinded the notification and voted for the slate of directors nominated by GEE's nominating committee.

Item 5.	Interest in Securities of the Issuer.

 (a) Mr. Schroering beneficially owns 191,052 Shares, which constitutes approximately .076% of GEE's outstanding Shares, based on 25,899,675 Shares outstanding as of September 30, 2014 as stated in GEE's Form 10-K for the year then ended. LEED beneficially owns 3,347,410 Shares, which constitutes approximately 12.9% of GEE's outstanding Shares, based on 25,899,675 Shares outstanding as of September 30, 2014 as stated in GEE's Form 10-K for the year then ended.

 (b) Mr. Schroering  has  sole  voting power and sole dispositive power
over  191,052  Shares.   LEED  has  voting  and  dispositive power over
3,347,410 Shares.

 (c) On or about December 9, 2012, LEED and Mr. Schroering borrowed $1,500,000 from FSG Bank, N.A. ("FSG"), and secured the obligation with a pledge of 12,200,000 Shares (the "Pledged Shares"). Thereafter, under the related agreements, FSG obtained a right to foreclose on the Pledged Shares. On December 31, 2014, FSG transferred its rights to the Pledged Shares to JOB2BBC, LLC and JOB GROWTH, LLC (collectively the Buyers) for $1,407,945.21, the amount of the note payable and accrued indebtedness, and released LEED and Mr. Schroering from all obligations to FSG. LEED and Mr. Schroering consented and agreed to the transfer of the Pledged Shares to Buyers.


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 (d) To  the  knowledge of Mr. Schroering and LEED, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

 (e) Not applicable.

Item 6.	Material to Be Filed as Exhibits.

None.



                               Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 16, 2015	                     /s/ Michael K. Schroering
			                     -------------------------
                                                 Michael K. Schroering

                                             LEED HR, LLC:

                                             /s/ Michael K. Schroering
                                             -------------------------
                                                 Michael K. Schroering
	 		 		 	 Manager



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